UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 33-26115.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Patriot Transportation Holding, Inc.

200 W. Forsyth St., 7th Floor

Jacksonville, Florida 32202

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Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

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Report of Independent Registered Certified Public Accounting Firm

The Participants and Administrator of

Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia

June 21, 2013

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Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value	$22,351,742	$21,407,276

Receivables
Employer	1,454	11,841
Employee	3,003	27,374
Notes receivable from participants	1,241,227	1,322,607
Total receivable	1,245,684	1,361,822

Total assets, at fair value	23,597,426	22,769,098

LIABILITIES
Excess contribution payable	-	1,825

Total liabilities	-	1,825

Net assets available for benefits	$23,597,426	$22,767,273

The accompanying notes are an integral part of these financial statements.

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Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Dividend and interest income	$738,504
Interest on notes receivable from participants	53,248
Net appreciation in fair value of investments	1,473,773
Contributions
Employer	666,057
Employee	1,600,966
Rollovers	109,543
Total contributions	2,376,566

Total additions	4,642,091

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(3,800,733)
Administrative expenses	(11,205)

Total deductions	(3,811,938)

Net increase	830,153

Net assets available for benefits
Beginning of year	22,767,273
End of year	$23,597,426

The accompanying notes are an integral part of these financial statements.

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Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Patriot Transportation Holding, Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees of the Company, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution or other qualified plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2012 or 2011 Plan years.

Participant Accounts

Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Bank FDIC Insured Account.

Vesting

Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.

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Matching Contributions

Vested
Years of Service	Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Profit Sharing Contributions

Vested
Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of Benefits

On termination of employment, death or disability of a participant, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts

The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $50,501 and $36,540 at December 31, 2012 and 2011, respectively. $36,537 was reallocated to eligible participants in 2012.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance. Loan terms are limited to five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

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When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the IRS as a distribution from the Plan. Loans in the amount of $86,111 and $90,533 were in default for the Plan years ended December 31, 2012 and 2011, respectively. A participant’s loan account equals the original principal amount less principal repayments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares held by the Plan at year-end.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

Excess Contributions

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.  The Actual Deferral Percentage (ADP) test for the 2011 plan year failed, resulting in excess contribution refunds of employee contributions of $1,825 which is included as a reduction in participant contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

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Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs which amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a significant impact on the financial statements of the Plan.

3. Investments

Investments which exceeded 5% or more of the Plan’s net assets at December 31 are summarized as follows:

	2012	2011
Federated Prime Obligations Fund SS	4,276,397	4,964,168
Suntrust Bank FDIC Insured Account	2,055,306	1,947,801
Vanguard 500 Index Signal	2,023,142	1,610,504
Ridgeworth Select Large Cap Grth Stock	1,711,824	1,729,835
T. Rowe Price Retirement 2030 Fund - R	1,469,217	*
T. Rowe Price Retirement 2040 Fund - R	1,466,871	1,197,413
T. Rowe Price New Horizon	1,453,188	*
Ridgeworth Moderate Allocations	1,429,926	*
Patriot Transportation Common Stock	1,277,376	1,296,335

*Investment did not represent 5% or more of Plan’s net assets at the respective year end.

During 2012 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$394,549
Mutual funds	1,079,224
Net appreciation in fair value of investments	$1,473,773

4. Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

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A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and December 31, 2011.

	Investment assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total Assets
International stock	$819,381	—	—	$819,381
Domestic stock	10,040,025	—	—	10,040,025
Bond funds	768,946	—	—	768,946
Blended funds	2,882,917	—	—	2,882,917
Interest bearing cash	2,055,306	—	—	2,055,306
Money market	4,276,397	—	—	4,276,397
Common stock	1,508,770	—	—	1,508,770
Total investments	$22,351,742	$—	$—	$22,351,742

	Investment assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total Assets
International stock	$704,650	—	—	$704,650
Domestic stock	8,418,894	—	—	8,418,894
Bond funds	1,036,256	—	—	1,036,256
Blended funds	2,850,322	—	—	2,850,322
Interest bearing cash	1,947,801	—	—	1,947,801
Money market	4,964,168	—	—	4,964,168
Common stock	1,485,185	—	—	1,485,185
Total investments	$21,407,276	$—	$—	$21,407,276

5. Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income. Additionally, the Plan holds an investment in the common stock of the Company.

6. Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

7. Income Tax Status

The Plan obtained its latest determination letter on October 13, 2011, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

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The Plan is subject to routine audits by the IRS and/or Department of Labor; however, there are currently no audits for any tax periods in progress. The three-year statute of limitations has closed on Plan years prior to 2009.

8. Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain financial instruments potentially subject the Plan to concentrations of credit risk. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

9. Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., previously a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

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Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2012

Plan Number 001, EIN 59-2924957

		Description of investment
		including maturity date,
		rate of interest,
Identity of issue borrower		collateral, par or		Current
or similar party		maturity value	Cost**	Value

	Federated Prime Obligations Fund SS	Money Market		$4,276,397
	Vulcan Materials Co Common Stock	Common Stock		231,394
*	Patriot Transportation Common Stock	Common Stock		1,277,376
*	Ridgeworth Select Large Cap Grth Stock	Mutual Fund		1,711,824
	Vanguard 500 Index Signal	Mutual Fund		2,023,142
*	Ridgeworth Moderate Allocation Strat I	Mutual Fund		1,429,926
	T. Rowe Price Retirement 2010 Fund - R	Mutual Fund		448,721
	T. Rowe Price New Horizon	Mutual Fund		1,453,188
	T. Rowe Price Retirement 2020 Fund - R	Mutual Fund		664,429
	T. Rowe Price US Treasury Intermediate	Mutual Fund		316,675
	T. Rowe Price Retirement 2030 Fund - R	Mutual Fund		1,469,217
	T. Rowe Price Retirement 2040 Fund - R	Mutual Fund		1,466,871
	T. Rowe Price Retirement 2050 Fund - R	Mutual Fund		23,619
	T. Rowe Price Equity Income Fund A	Mutual Fund		595,198
	American Century Inflat-Adj Bond Adv	Mutual Fund		157,529
	Wells Fargo Adv Prem Large Co Growth	Mutual Fund		499,748
	Federated Mid Cap Index IS	Mutual Fund		331,965
	Perkins Small Cap Value - S	Mutual Fund		238,645
	Invesco International Growth Fund	Mutual Fund		508,979
	Invesco Charter Fund - A	Mutual Fund		411,054
	Pimco Total Return	Mutual Fund		294,742
	MFS International Value R3	Mutual Fund		310,402
	Putnam Equity Income Fund - A	Mutual Fund		155,395
*	Suntrust Bank FDIC Insured Account	Interest bearing cash		2,055,306

				22,351,742
*	Participant Loans	Loans with interest
		rates ranging from
		4.25% to 9.25%
		maturing through 2027.		1,241,227
				$23,592,969

*	Party-in-interest as defined by ERISA
**	Cost not required for participant-directed investments
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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PATRIOT TRANSPORTATION HOLDING, INC.,
PROFIT SHARING AND DEFERRED
EARNINGS PLAN

By:	/s/ John D. Milton, Jr.
Executive Vice President,
Chief Financial Officer, Treasurer
and Secretary of Patriot
Transportation Holding, Inc.
(Principal Financial Officer)
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EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Registered Public Accounting Firm dated June 21, 2013.

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